

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Kathryn K. McCarthy
Chief Executive Officer
Geeknet, Inc.
11216 Waples Mill Rd., Suite 100
Fairfax, VA 22030

> **Re: Geeknet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2013**
> **File No. 000-28369**

Dear Ms. McCarthy:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ Lisa M. Kohl for

                                             Mara L. Ransom
                                             Assistant Director

cc: Mark F. Veblen